Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

July 20, 2007
Our ref. No. PI 139

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Allotment of Stock Options for Directors, Executive Officers and Senior Vice Presidents**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on July 20, 2007

Allotment of Stock Options
for Directors, Executive Officers and Senior Vice Presidents

Mitsubishi Corporation has announced that at a meeting held today the Company's Board of Directors established the terms regarding the distribution of stock options to Directors, Executive Officers and Senior Vice Presidents ("riji") of the Company pursuant to Article 236-1, Article 238-1 and -2 and Article 240-1 of the Corporate Code of Japan, as well as a resolution concerning the solicitation of subscribers to said stock options. The stock options are being distributed to provide further incentive and motivation to improve the Company's performance and further align Directors' and Executive Officers' interests with those of shareholders.

1. Name of the Stock Options

Mitsubishi Corporation, 2007 Stock Options for a Stock-linked Compensation Plan.

2. Total Number of Stock Options

3,676

The above total is the number of stock options to be allotted. Where there is a decrease in the total number of stock options to be allotted, such as when there are no subscriptions for some of the rights, the total number of stock options to be issued shall be the total number of stock options allotted.

3. Class and Number of Shares to Be Issued for the Purpose of Issuing Stock Options

The class of share to be issued upon the exercise of stock options shall be the Company's common stock, and the number of shares to be issued per stock option (hereinafter the "Number of Shares Granted") shall be 100.

However, if the Company conducts a stock split (including a free distribution of the Company's common stock; the same definition applies to stock splits described below) or consolidation of its common stock after the Allotment Date, the Number of Shares Granted shall be adjusted in accordance with the following formula. Fractional shares arising out of the adjustment shall be discarded.

Adjusted Number of Shares Granted = Original Number of Shares Granted x stock split or stock consolidation ratio

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

In the case of a stock split, the Adjusted Number of Shares Granted shall apply from the day after the record date (or effective date when no record date is specified) of the said stock split. Whereas, in the case of a stock consolidation, the Adjusted Number of Shares Granted shall apply from the day the stock consolidation becomes effective. Provided, however, that in cases where the Company conducts a stock split conditional on approval at a General Meeting of Shareholders of the Company of a proposal to reduce retained earnings and increase common stock and paid-in capital, the record date for the stock split shall be the day prior to the day on which said shareholders' meeting closes. In this case, the Adjusted Number of Shares Granted shall retroactively apply from the day after the day the applicable shareholders' meeting closes and the day following the applicable record date.

In addition to the above items, when for unavoidable reasons it is necessary to adjust the Number of Shares Granted after the Allotment Date, the Company reserves the right to adjust the Number of Shares Granted within reasonable limits.

Moreover, when the Number of Shares Granted is adjusted, the Company shall notify or report, using the method stipulated in the Articles of Incorporation, the pertinent details to persons holding stock options listed in the original register of stock options (hereinafter "Stock Options Holder") no later than the day prior to the day the Adjusted Number of Shares Granted becomes effective. Provided, however, that in cases where the Company cannot issue such a report or notice by the day before the said application date, it will do so immediately on the application date or soon thereafter.

4. Total Amount Payable Upon Exercise of Stock Options

The total amount Payable upon exercise of one stock option shall be determined by multiplying the price payable per share that can be granted due to the exercise of stock options, which shall be ¥1, by the Number of Shares Granted.

5. Stock Option Term

August 7, 2007 to June 26, 2037

6. Increases in Common Stock and Additional Paid-in Capital for Shares Issued Due to the Exercise of Stock Options

(1) If shares are issued due to the exercise of stock options, common stock shall increase by half the limit for increase in common stock calculated pursuant to Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen shall be rounded up to the nearest

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

yen.

(2) If shares are issued due to the exercise of stock options, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1) from the limit for increase in common stock in (1).

7. Restrictions Applivable to Transfer Stock Options

Approval is required by resolution of the Company's Board of Directors for the acquisition of stock options by transfer of ownership.

8. Provisions for the Acquisition of Stock Options

The Company can acquire free of charge stock options on the date separately specified by the Board of Directors in respect of items (1) to (5) below, if approved by the Company's General Meeting of Shareholders (or a resolution of the Company's Board of Directors where such shareholder approval is not required.), that date being within one year from the date of the said approval or resolution.

(1) Proposal for approval of a merger agreement under which the Company is to be dissolved.

(2) Proposal for approval of a separation agreement or separation plan under which the Company is to be separated.

(3) Proposal for approval of a share exchange agreement or share transfer plan under which the Company is to become a wholly owned subsidiary.

(4) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition of all outstanding shares through a transfer.

(5) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition through a transfer of shares issued upon the exercise of these stock options or concerning the acquisition by the Company of all shares issued upon the exercise of stock options by resolution of the Company's General Meeting of Shareholders.

9. Policy for Determining Details of Cancellation of Stock Options in an Organizational Reform and Granting of Stock Options of Restructured Company

Where the Company conducts a merger (only where the Company is to be dissolved due to the merger), an absorption-type corporate divestiture, an establishment-type corporate divestiture, a share exchange or share transfer (hereinafter generally "Organizational Restructuring"), the Company shall grant stock options of the companies listed in Article 236, Paragraph 1-8 of the Corporate Code of

Japan (hereinafter "Restructured Company"), in each respective case, to Stock Options Holders with stock options remaining (hereinafter "Remaining Stock Options") when the Organizational Restructuring takes effect based on the following conditions. In this case, the Remaining Stock Options shall be cancelled and the Restructured Company shall issue new stock options. Provided, however, that this shall be limited to cases whereby the granting of stock options of the Restructured Company in accordance with the conditions below is specified in the merger agreement, new company merger agreement, absorption-type corporate divestiture agreement, the establishment-type corporate divestiture plan, share exchange agreement or share transfer plan.

(1) Number of stock options of the Restructured Company to be granted

The same number of stock options as the Remaining Stock Options held by the Stock Options Holder.

(2) Class of share of the Restructured Company to be issued for the purpose of issuing stock options

The Restructured Company's common stock.

(3) The number of shares of the Restructured Company to be issued for the purpose of issuing stock options

Determined according to 3. above based on consideration of the terms for the Organizational Restructuring and other factors.

(4) Total amount to be invested upon exercise of stock options

The total amount to be invested upon exercise of each stock option to be granted shall be the amount resulting from multiplying the amount to be paid after restructuring, as specified below, by the number of shares of the Restructured Company to be issued for the purpose of said issuing of stock options, as determined in accordance with (3) above. The amount to be paid after restructuring shall be ¥1 per share of the Restructured Company that can be granted due to the exercise of each stock option that is to be granted.

(5) Stock Option Term

The Stock Option Term shall start at the beginning of the period for exercising stock options specified in 5. above or the date on which the Organizational Restructuring takes effect, whichever is later, and end on the last day of the period for exercising stock options specified in 5. above.

(6) Increases in common stock and additional paid-in capital for shares issued due to the exercise of stock options

Determined according to 6. above.

(7) Restrictions on the acquisition of stock options due to transfer

Approval is required by resolution of the Restructured Company's Board of Directors for the acquisition of stock options by transfer of ownership.

(8) Provisions for the acquisition of stock options

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Determined according to 8. above.

(9) Other conditions for the exercise of stock options

Determined according to 11. below.

10. Fractional Shares Arising From the Exercise of Stock Options

Fractions of shares to be granted to Stock Options Holders that have exercised Stock Options shall be discarded.

11. Other Conditions for the Exercise of Stock Options

(1) A Stock Options Holder may exercise his/her stock options from June 27, 2009 or the day after losing his/her position as both Director (including an Executive Officer in a company with committees), Executive Officer and Senior Vice President ("riji") of the Company, whichever is earlier (hereinafter "Start of Exercise Date"), within the period in 5. above.

(2) A Stock Options Holder may not exercise his/her stock options after 10 years have passed from the day after losing his/her position as both Director (including an Executive Officer in a company with committees), Executive Officer and Senior Vice President ("riji") of the Company.

(3) Regardless of (1) and (2) above, a Stock Options Holder may exercise his/her stock options in cases specified below, so long as this is done within the prescribed period. Provided, however, that this shall exclude cases where stock options of the Restructured Company are granted to Stock Options Holders in accordance with 9. above.

In the event that a General Meeting of Shareholders approves (or a resolution of the Company's Board of Directors is passed where such shareholder approval is not required for) a proposal for approval of a merger agreement under which the Company is to be dissolved, or a proposal for approval of a share exchange agreement or share transfer plan under which the Company is to become a wholly owned subsidiary.

A period of 15 days beginning on the day following the particular approval or resolution date

(4) In the event that a Stock Options Holder relinquishes his/her stock options, such stock options cannot be exercised.

12. Amount to Be Paid for Stock Options

No payment is necessary for the stock options.

13. Allotment Date for the Stock Options

August 6, 2007

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

14. Method for Requesting Exercise of and Paying for Stock Options

(1) When exercising stock options, the Stock Options Holder shall complete the necessary items on the Form for Requesting the Exercise of Stock Options, the style of which the Company will determine, and submit it to the place of exercise specified in 15. below after signing and affixing his/her registered seal.

(2) When submitting the Form for Requesting the Exercise of Stock Options in (1), the Stock Options Holder should also transfer cash, in the amount of the total amount calculated by multiplying the amount to be invested upon exercise of each stock option by the number of stock options to which the exercise relates (hereinafter "Payment Amount"), to the bank account designated by the Company (hereinafter "Designated Bank Account") as the paying agent specified in 16. below by the time and date specified by the Company.

15. Place of Exercise of Stock Options

Corporate Administration Dept., Mitsubishi Corporation

16. Paying Agent When Exercising Stock Options

The Mitsubishi UFJ Trust and Banking Corporation

17. Date the Exercise of Stock Options Becomes Effective

(1) The exercise of stock options shall become effective on the date written on the Form for Requesting the Exercise of Stock Options in 14. above. Provided, however, that when the Form for Requesting the Exercise of Stock Options is received at the place of exercise and/or the Payment Amount specified in 14. (2) above is received at the paying agent and deposited into the Designated Bank Account later than the date written on the Form for Requesting the Exercise of Stock Options, the exercise of stock options shall be effective when the Form for Requesting the Exercise of Stock Options is received at the paying agent and the Payment Amount is deposited into the Designated Bank Account.

(2) The Company shall deliver share certificates immediately upon the completion of the exercise procedures, but will not provide certificates for shares constituting less than one unit *(tangen)*.

18. Changes to These Provisions and Other Matters

When it is necessary to reword these provisions or take other related measures, the Company may

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

make changes to these provisions using a method it deems appropriate with regards to the handling of such matters, according to the regulations of the Corporate Code of Japan and intent of the stock options. Such changes shall be considered as part of these provisions.

19. Announcement of Issue Terms

The Company shall place a copy of the issue terms of stock options at the head office of the Company and permit viewing of the Stock Options Holders during business hours.

20. All Other Matters Relating to These Stock Options Shall Be Left to the Discretion of the Representative Directors

Notes:

1. Date of resolution of the Board of Directors of the Company for proposal to the Ordinary General Meeting of Shareholders: May 18, 2007
2. Date of resolution of the Ordinary General Meeting of Shareholders of the Company: June 26, 2007

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

July 13, 2007
Our ref. No. PI 138

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Resolutions of 2006 Ordinary General Meeting of Shareholders**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

June 26, 2007

[Translation]

Notice of Resolutions of 2006 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

1. Report on the consolidated and non-consolidated balance sheets as of March 31, 2007, consolidated and non-consolidated statements of income for fiscal 2007 (from April 1, 2006 to March 31, 2007) and business report for the same year.
2. The audit reports of the independent auditors and the Board of Corporate Auditors concerning the consolidated financial statements.

Matters for Resolution

1. To Approve the Appropriations of Surplus
2. To Amend in Part the Articles of Incorporation
3. To Elect 20 Directors
4. To Elect One Corporate Auditor
5. To Grant Bonuses for Directors
6. To Grant Stock Acquisition Rights as Stock Options
7. To Grant Retirement Allowances to Retiring Directors and Corporate Auditors and to Grant Retirement Allowances to Directors and Corporate Auditors Based on Changes to Retirement Benefits Regulations
8. To Revise Remuneration for Corporate Auditors

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

ATTACHMENT

As of June 26, 2007

Chairman of the Board	Mikio Sasaki
President, CEO	Yorihiko Kojima
Director	Yukio Ueno, Takeshi Inoue, Ichiro Mizuno, Hisanori Yoshimura, Yoshikuni Kanai, Hajime Katsumura, Masatoshi Nishizawa, Mutsumi Kotsuka, Koichi Komatsu, Masaaki Seita, Yoshiaki Katayama, Ken Kobayashi, Hideyuki Nabeshima, Takashi Nishioka, Tamotsu Nomakuchi, Tatsuo Arima, Tomio Tsutsumi, Kunio Ito
Senior Corporate Auditor	Yuzo Shinkai
Corporate Auditor	Shigemitsu Miki, Koukei Higuchi, Shigeru Nakajima, Kiyoshi Fujimura

Notes: 1. Directors total 20
Corporate Auditors total 5 (including Senior Corporate Auditor)
2. Representative Directors are underlined.

Additionally, Executive Officers as of June 26, 2007 are as follows.

President, CEO	Yorihiko Kojima
Senior Executive Vice President	Yukio Ueno, Takeshi Inoue, Ichiro Mizuno, Hisanori Yoshimura
Executive Vice President	Yoshikuni Kanai, Hajime Katsumura, Masatoshi Nishizawa, Tsunao Kijima, Mutsumi Kotsuka, Ryoichi Ueda, Koichi Komatsu, Masahide Yano, Masaaki Seita, Yoshiaki Katayama, Hideshi Takeuchi, Seiji Kato, Ken Kobayashi, Hideyuki Nabeshima, Hideto Nakahara
Senior Vice President	Kazumi Yoshimura, Motonobu Teramura, Tsuneo Iyobe, Jun Yanai, Shosuke Yasuda, Osamu Komiya, Nobuaki Kojima, Akira Fujii, Seiei Ono, Takahisa Miyauchi, Jun Kinugawa, Tetsuro Kuwabara, Masayuki Mizuno, Hiroyuki Tarumi, Seiji Shiraki, Sumio Ariyoshi, Tetsuro Terada, Minoru Takei, Jun Ikeda, Tetsuo Nishiumi, Chikara Yamaguchi, Hironobu Abe, Tomohiro Kadokura, Ichiro Ando, Shigeki Kusaka, Michio Kaga, Kiyoshi Fujimura

Note: Directors are underlined.

END